ViewTrade Securities, Inc.

7280 W. Palmetto Park Road, Suite 310

Boca Raton, Florida 33433

November 23, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

Re:	Oriental Culture Holding LTD
Request for Acceleration of Registration Statement on Form F-1, as amended
File No. 333-234654

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 of the General Rules and Regulations of the United States Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), ViewTrade Securities, Inc., as representative of the several underwriters (the “Representative”), hereby joins in the request of Oriental Culture Holding LTD that the effective time of the above-referenced Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Eastern Time, on November 25, 2020, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act, please be advised that during the period from November 17, 2020 to the date of this letter, the preliminary prospectus, dated November 17, 2020, in connection with the above-referenced Registration Statement was distributed approximately as follows:

Copies to underwriters: 1
Copies to prospective dealers: 0
Copies to prospective institutional investors: 0
Copies to prospective retail investors and others: 0 Total: 1

The Representative confirms on behalf of itself and the several underwriters that they have complied and will continue to comply with the requirements of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

VIEWTRADE SECURITIES, INC.,

as Representative of the several underwriters

By:	/s/ Douglas Aguililla
Name:	Douglas Aguililla
Title:	Director